Exhibit 99.1

TRILLION ENERGY FULLY FUNDED TO INCREASE NATURAL GAS PRODUCTION AS EUROPE SCRAMBLES AMID SUPPLY CRUNCH

Increased Production Scheduled for Q4 As Nord Stream and Other Closures Smash Domestic Supply

October 4, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is midway through drilling its first new well in the multi-well development at the SASB Natural Gas Field, offshore Turkiye (formerly Turkey). Trillion is now fully funded to execute the initial seven well development program, as well as an additional 10 wells using cashflow generated from the first seven wells.

Natural gas production at SASB is expected to commence in November of this year, supplying vital new natural gas to the region. This supply is imperative, as multiple sources of gas in which Europe has previously depended on are going go offline, such as the Nord Stream I & II pipelines which are now non-operational suffering explosions last week and the Groningen field, owned by ExxonMobil and Shell has been forced to reduce production by the Dutch government to less than 2 BCM for 2023 - down from 4+ BCM for 2022. Also, last week Russia cut gas supplies to Italy, reduced Moldova’s gas supply by 30% and announced closure of the pipeline going through Ukraine to Europe.

Trillion Energy has natural gas pipeline and facilities onshore Turkiye which are not dependent upon the gas transport systems experiencing problems in other parts of Europe. Trillion’s development will provide much needed natural gas during times of acute shortages at $30+/mcf current pricing.

Arthur Halleran CEO of Trillion stated:

“Trillion Energy is pleased to bring new production online for heating and power just in time for the cold winter months. We are very excited that our first two wells are on schedule for completion and supply of natural gas by November this year. The SASB region of the Black Sea has promising potential to supply much more gas to Turkiye and Europe as more production is brought online.”

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.